December 16, 2015

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Milan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel Morris, Special Counsel
Heather Percival
Dennis Hult
Jay Webb

Re:	ViewRay, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on November 23, 2015
File No. 333-207347

Ladies and Gentleman:

On behalf of our client, ViewRay, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) a revised Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”) which the Company first filed with the Commission on October 9, 2015 (File No. 333-207347), as amended by Amendment No. 1 (“Amendment No. 1”) which the Company filed with the Commission on November 23, 2015. Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter received on December 10, 2015 (the “Comment Letter”) from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Amendment No. 2, including copies which have been marked to show changes from the initial filing, as well as copies of this letter.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto.

December 16, 2015

Corporate Information, page 5

1.	We note your response to prior comment 1. Please tell us who the “holders” are that received the shares for consideration of the merger. In this regard, please tell us whether any other pre-merger holders will be participating in this offering as selling security holders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the holders who received shares (the “Mirax Holders”) for consideration of the merger between ViewRay Technologies, Inc. and Mirax Corp. (the “Merger”) consist of nine stockholders of record. Of the nine Mirax Holders, four purchased shares in the Private Placement (as defined in the Registration Statement) and are participating in this offering as selling stockholders with respect to the shares each purchased in the Private Placement. In addition, one of these four Mirax Holders is also offering the shares he received for consideration of the Merger by virtue of a negotiated right to do so pursuant to the Registration Rights Agreement (as defined in the Registration Statement).

The Company has revised its disclosures on the prospectus cover page and pages 45 and 53 of Amendment No. 2 to clarify that shares of the Company’s common stock held by only one of our stockholders prior to the closing of the Merger are included in the Registration Statement.

Management, page 122

2.	Please ensure you disclose the business experience of Mr. Keare during the past 5 years as required by Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 124 of Amendment No. 2 as requested.

Certain Relationships and Related Party Transactions, page 147

3.	We note your response to prior comment 6. However, if the director was a related party at the time of the transaction, it remains unclear how the information is not required to be disclosed under Item 404 of Regulation S-K. Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 152, 153 and 155 of Amendment No. 2 as requested.

Exhibits Index

4.	It does not appear that you are eligible to incorporate by reference. Refer to General Instruction VII of Form S-1. Please revise.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to include the exhibits as requested.

December 16, 2015

*    *    *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder of LATHAM & WATKINS LLP

CC:	Chris A. Raanes, ViewRay, Inc.
D. David Chandler, ViewRay, Inc.
Brian D. Paulson, Latham & Watkins LLP

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